FORM 4


Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Bauman, Phillip A.
One Rockefeller Plaza, Suite 1430
New York,  NY   10020


2. Issuer Name and Tickler or Trading Symbol
Harris & Harris Group, Inc. (HHGP)


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

###-##-####


4. Statement for Month/Year
April 2000


5. If Amendment, Date of Original (Month/Year)
NA


6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

__X_ Director
___ 10% Owner
___ Officer (give title below)
___ Other (specify below)


7.Individual or Joint/Group Filing (Check Applicable Line)

__X_ Form filed by One Reporting Person

___ Form filed by More than One Reporting Person



Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security
(Instr. 3)

Common stock
Common stock

2. Transaction Date (Month/Day/Year)

4/11/00
4/17/00

3. Transaction Code
(Instr. 8)

P
P


4.Securities Acquired (A)or Disposed of (D)
(Instr. 3, 4 and 5)

Amount     (A) or (D)    Price
150         (A)         $15.13
200         (A)         $8.631

5. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

7,299
5,637

6. Ownership Form: Direct (D) or Indirect (I)
(Instr. 4)

(D)
(I)

7. Nature of Indirect Beneficial Ownership
(Instr. 4)

Milbry C. Polk (Spouse)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security
(Instr.3)
NA

2. Conversion or Exercise Price of Derivative Security
NA

3. Transaction Date
(Month/Day/Year)
NA

4. Transaction Code
(Instr. 8)
NA

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
NA

6. Date Exerciseable and Expiration Date
(Month/Day/Year)
NA

7. Title and Amount of Underlying Securities
(Instr. 3 and 4)
NA

8. Price of Derivative Security
(Instr. 5)
NA

9. Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4)
NA

10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
NA

11. Nature of Indirect Beneficial Ownership
(Instr. 4)
NA

Explanation of Responses:



/s/Phillip A. Bauman
**Signature of Reporting Person
Date: April 27, 2000